SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated December 18, 2018.

2 Translation of letter to YPF S.A. Shareholders dated December 18, 2018.

3 Translation of letter to the Buenos Aires Stock Exchange dated December 18, 2018.

TRANSLATION

Buenos Aires, December 18, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Payment of Dividends

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

In that connection, we inform you that, at its meeting on December 12, 2018, the Board of Directors of YPF S.A. resolved, pursuant to the powers granted by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2018, the payment of a dividend of Ps.3.0510 per share or ADR, without distinction among share classes. Such dividend shall be made available to shareholders on December 27, 2018 or on any subsequent date due to the application of the rules governing the jurisdictions where the Company’s shares are listed.

Please find attached herein the following information:

1)	Announcement to be published in the Stock Exchange Bulletin
2)	Sworn Statement pursuant to Law No.17,250.

Yours faithfully,

Diego Celaá Market Relations Officer YPF S.A.

YPF Sociedad Anónima – Payment of Dividends

We inform YPF S.A’s (the “Company”) shareholders that, at its meeting on December 12, 2018, the Company’s Board of Directors resolved, pursuant to the powers granted by the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2018 which approved the results for the fiscal year ending on December 31, 2017, the payment of a dividend in cash to all shareholders, corresponding to the fiscal year ended on December 31, 2017 and results of the prior fiscal years, which shall be made available on December 27, 2018 or on any subsequent date due to the application of the rules governing the jurisdictions where the Company’s shares are listed. The dividend will be in an amount of Ps.3.0510 per share, without distinction among share classes, which represents 30.51% of the nominal capital stock involved in the distribution.

The payment to all holders of Class D shares in Argentina will be made through Caja de Valores S.A.

YPF will pay dividends to holders of the rest of the share classes directly on December 27, 2018, or on any subsequent date due to the application of the rules governing the jurisdictions where the Company’s shares are listed.

Additionally, we inform you that on the amount to be paid for this concept, tax withholdings will be made according to the applicable law in case it corresponds.

The holders of American Depositary Receipts (ADRs) will receive their dividend payment through The Bank of New York Mellon, depositary of these certificates, starting on December 27, 2018, or on any subsequent date due to the application of the rules governing the jurisdictions where the Company’s shares are listed.

Buenos Aires, December 18, 2018

Diego Celaá Market Relations Officer YPF S.A.

Buenos Aires, December 18, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Payment of Dividends

The purpose of this letter is to declare with the force of a sworn statement, as required by law No. 17,250, that YPF S.A. has no outstanding social security debts as of this date.

Yours faithfully,

Diego Celaá Market Relations Officer YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 18, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer